FORM 6-K


             SECURITIES AND EXCHANGE COMMISSION


                   Washington, D.C. 20549


                  Report of Foreign Issuer

             Pursuant to Rule 13a-16 or 15d-16 of
             The Securities Exchange Act of 1934


                     Northern Rock plc
       (Translation of registrant's name into English)


                    Northern Rock House
                        Gosforth
                    Newcastle upon Tyne
                         England
                         NE3 4PL
           (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


               Form 20-F..X.. Form 40-F.....



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                     Yes ..... No ..X..


                          INDEX

Document

No.1           FRN Variable Rate Fix released on 03 March 2003
No.2           FRN Variable Rate Fix released on 03 March 2003
No.3           Holding(s) in Company released on 04 March 2003
No.4           FRN Variable Rate Fix released on 07 March 2003
No.5           FRN Variable Rate Fix released on 07 March 2003

Document No.1


RE: NORTHERN ROCK PLC GBP
    GBP 125,000,000 SERIES 223 EMTN
    DUE: JUNE 2004
    ISIN: XS0146425102

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD 03MAR03 TO 02JUN03 HAS BEEN FIXED AT 3.76219 PCT PER ANNUM

INTEREST PAYABLE VALUE 02JUN03 WILL AMOUNT TO: GBP 93.80 PER GBP 10,000 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON TEL: 44 20 7508 3857/3855 OR FAX: 44 20 7508 3881

Document No.2


RE: NORTHERN ROCK PLC
    EUR 850,000,000 SERIES 219 EMTN
    DUE MARCH 2007
    ISIN: XS0143908472

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD 05MAR03 TO 05JUN03 HAS BEEN FIXED AT 2.653 PCT PER ANNUM.


INTEREST PAYABLE VALUE 05JUN03 WILL AMOUNT TO:
EUR 6.78    PER EUR 1,000 DENOMINATION.
EUR 67.80   PER EUR 10,000 DENOMINATION.
EUR 677.99  PER EUR 100,000 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON TEL: 44 171 508 3857/3855 OR FAX: 44 171 508 3881.

RATEFIX DESK
CITIBANK N.A., LONDON

Document No.3

                               NORTHERN ROCK PLC
                     DISCLOSURE OF MAJOR INTEREST IN SHARES


Northern Rock plc ("the Company") has been notified on 3 March 2003 in accordance with Section 198 Companies Act 1985 (the "Act") that as at 27 February 2003, Morgan Stanley Securities Limited acquired an interest in the shares that resulted in their holding a total of 13,518,998 ordinary 25p shares of the Company. This holding represents 3.20% of the issued share capital of the Company.


The Company was also notified that Morgan Stanley Securities Limited has transferred from time to time, 13,518,998 shares to a third party on terms which give them the right to require the return of an equivalent number of shares. Accordingly, their interest in 13,518,998 shares is pursuant to Section 208(5) of the Act.


Morgan Stanley Securities Limited is a member of the Morgan Stanley group of companies. Those group companies which are direct or indirect holding companies of Morgan Stanley Securities Limited are, under the terms of Section 203 of the Companies Act 1985, each interested by attribution in any shares in which Morgan Stanley Securities Limited is interested.

Document No.4

RE: NORTHERN ROCK PLC
    GBP 25,000,000 SERIES 157 EMTN
    DUE DECEMBER 2009
    ISIN: XS0098088924

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
07MAR03 TO 09JUN03 HAS BEEN FIXED AT 3.815 PCT PER ANNUM.

INTEREST PAYABLE VALUE 09JUN03 WILL AMOUNT TO:
GBP 982.49 per GBP 100,000 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 171 508 3857/3855 OR FAX: 44 171 508 3881.

RATEFIX DESK
CITIBANK N.A.,LONDON

Document No.5

RE: NORTHERN ROCK PLC
    JPY 25,000,000,000 SERIES 234 EMTN
    DUE JANUARY 2006
    ISIN: XS0162946916

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD 19FEB03 TO 22APR03 HAS BEEN FIXED AT 0.10938 PCT PER ANNUM.

INTEREST PAYABLE VALUE 22APR03 WILL AMOUNT TO:
JPY 188.00 PER JPY 1,000,000 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON TEL:
44 171 508 3857/3855 OR FAX: 44 171 508 3881

RATEFIX DESK
CITIBANK N.A., LONDON



                        SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                              Northern Rock plc
                                (Registrant)



Date:  10 March 2003            By:____J Shipley_____

                                Name:       J Shipley
                                Title:      Assistant Company Secretary